Exhibit 3

For immediate release	13 September 2013

WPP plc (“WPP”)

Announcement

WPP was informed on 12 September 2013 that Mr Mark Read, a director of the Company, exercised options over 10,615 ordinary shares in WPP at £5.595 pence per share and also over 9,879 ordinary shares in WPP at £5.535 pence per share under the WPP Executive Share Option Scheme. 12,965 of the resultant shares were sold at a price of £12.81 per share to fund subscription costs and taxes. The balance of 7,529 shares are retained by Mr Read.

Mr Read’s beneficial holding in WPP is 115,713 shares, representing 0.0087% of WPP’s issued share capital.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204